July 27, 2005

Ms. April Sifford and Mr. Gary Newberry
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:    NovaGold Resources Inc. (“NovaGold”)
          Form 40-F for Fiscal Year Ended November 30, 2004
          Filed April 20, 2005     File No. 1-31913

Dear: Ms. Sifford and Mr. Newberry:

     We write to respectfully request an extension of 10 days (to August 5, 2005) to respond to your letter dated July 18, 2005, related to your review of our Form 40-F filing for the fiscal year ended November 30, 2004.

This delay is requested because of vacations and because we are currently in the process of clearing a Canadian prospectus.

Sincerely,

Robert J. MacDonald, CA
Senior VP & CFO

Suite 200, Granville Square, 200 Granville Street, PO Box 24, Vancouver, BC V6C 1S4
Telephone 604-669-6227 • Facsimile 604-669-6272 • www.novagold.net
Toronto Stock Exchange: NG • American Stock Exchange: NG